UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number 001-35329

Timmins Gold Corp.
(Translation of registrant’s name into English)

570 Granville Street, Suite 1900, Vancouver, British Columbia V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [  ]     Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIMMINS GOLD CORP.

Date: March 30, 2016	By:	(signed) Leslie L. Kapusianyk
Leslie L. Kapusianyk
Corporate Counsel and Secretary

EXHIBIT INDEX

Exhibits

Number	Description of Exhibit
99.1	News Release dated March 30, 2016
99.2	Consent of William J. Lewis dated March 30, 2016
99.3	Consent of Richard Gowans dated March 30, 2016
99.4	Consent of Alan J. San Martin dated March 30, 2016
99.5	Consent of Mani M. Verma dated March 30, 2016